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                             October 19, 2023

       Andrew Robinson
       Chief Executive Officer
       Skyward Specialty Insurance Group, Inc.
       800 Gessner Road, Suite 600
       Houston, TX 77024-4284

                                                        Re: Skyward Specialty
Insurance Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
11, 2023
                                                            CIK No. 0001519449

       Dear Andrew Robinson:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Patrick J. O'Malley